UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For May 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 25, 2015, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) received a letter from The Nasdaq Stock Market ("NASDAQ") notifying it of its failure to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for its ordinary shares as required by NASDAQ Listing Rule 5550(a)(1) (the "Bid Price Rule"). The letter stated that the Company had until May 23, 2016 to demonstrate compliance by maintaining a minimum closing bid price of at least $1.00 for a minimum of 10 consecutive trading days.

On May 24, 2016, NASDAQ notified the Company that while the Company had not regained compliance with the Bid Price Rule, it was eligible for an additional 180-day grace period, until November 21, 2016 (the “Expiration Date”), to regain compliance with the Bid Price Rule. NASDAQ’s determination was based on the Company having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the Bid Price Rule, and on the Company’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. NASDAQ also informed the Company that if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the Expiration Date in order to timely regain compliance.

The letter also disclosed that in the event the Company does not regain compliance with the Bid Price Rule by the Expiration Date, NASDAQ will provide written notification that the Company’s ordinary shares will be delisted. At that time, the Company may appeal NASDAQ's determination to delist its ordinary shares to a NASDAQ Hearings Panel. The Company will monitor the closing bid price of its ordinary shares and will consider various possible options, and, if necessary, it intends to affect a reverse stock split, to regain compliance by the Expiration Date.

The Company issued a press release on May 26, 2016, disclosing its receipt of the Nasdaq additional 180-day grace period notice. A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1        Press Release dated May 26, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: May 27, 2016